FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

28 March 2024

Notification of a Transaction by a Person Discharging Managerial Responsibilities

On 27 March 2024, Ian Stuart acquired 25 ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc (the "Company"). The Shares were acquired under the Company's UK Share Incentive Plan ("SIP") at £6.13502 per Share.

The following disclosure is made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Ian Stuart

2 - Reason for the notification
Position/status		Chief Executive, HSBC UK Bank plc

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc
Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2024-03-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction:		Price	Volume	Total
Acquisition under the UK Share Incentive Plan		£6.14	25	£153.38
	Aggregated	£6.135	25	£153.38

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 20 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 March 2024